UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 31, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Constar International Inc.

File No. 333-88878 – CF#21427

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Constar International Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.15 to an amended Form S-1 filed on July 3, 2002, as modified by the same agreement refiled with fewer redactions as Exhibit 10.2 to a Form 10-K filed on March 31, 2009.

Based on representations by Constar International Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.15   through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer